                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549

                                   FORM 11-K


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1995 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER  33-75572


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   Borg-Warner Automotive, Inc. Retirement Savings Plan as Amended and
   Restated

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

   Borg-Warner Automotive, Inc.
   200 South Michigan Avenue
   Chicago, Illinois 60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements as of December 31, 1995 and 1994 and for the year ended December 31, 1995 and Supplemental Schedule as of December 31, 1995 and Independent Auditors' Report


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BORG-WARNER AUTOMOTIVE, INC.
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 1995 AND 1994 AND FOR THE
YEAR ENDED DECEMBER 31, 1995 AND
SUPPLEMENTAL SCHEDULE AS OF
DECEMBER 31, 1995 AND
INDEPENDENT AUDITORS' REPORT

BORG-WARNER AUTOMOTIVE, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS


                                                                                      PAGE

INDEPENDENT AUDITORS' REPORT                                                           1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits,
   December 31, 1995 and 1994                                                          2

 Statement of Changes in Net Assets Available for Benefits,
   Year Ended December 31, 1995                                                        3

 Notes to Financial Statements,
   Years Ended December 31, 1995 and 1994                                             4-12

SUPPLEMENTAL SCHEDULE:

 Item 27a - Schedule of Assets Held for Investment Purposes, December 31, 1995        13



(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

Borg-Warner Automotive, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Borg-Warner Automotive, Inc. Retirement Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1995 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1995 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
- -------------------------
    DELOITTE & TOUCHE LLP

Chicago, Illinois
June 26, 1996

BORG-WARNER AUTOMOTIVE, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------




                                                1995         1994
NET ASSETS
INVESTMENT IN MASTER TRUST                    $267,416     $215,545
                                             -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS             $267,416     $215,545
                                             ===========  ===========



See notes to financial statements.

BORG-WARNER AUTOMOTIVE, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income from Master Trust                                    $ 49,631
 Transfer from other Borg-Warner Automotive, Inc. Plans                    1,415
 Contributions from participants                                           9,083
 Contributions from the Company                                            9,469
                                                                    ------------
          Total additions                                                 69,598
                                                                    ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Participants' withdrawals                                                17,250
 Miscellaneous expense                                                       477
                                                                    ------------
          Total deductions                                                17,727
                                                                    ------------
NET INCREASE                                                              51,871

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year                    215,545
                                                                    ------------
NET ASSETS AVAILABLE FOR BENEFITS - End of year                         $267,416
                                                                    ============


See notes to financial statements.

BORG-WARNER AUTOMOTIVE, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------



1. DESCRIPTION OF PLAN

   Borg-Warner Automotive, Inc. (the "Company") established the
   Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust") with Putnam Fiduciary Trust, Boston, Massachusetts on April 1, 1994, pursuant to the Benefits Agreement entered into in accordance with the January 27, 1993 distribution of the Company's stock to the stockholders of its then parent company, Borg-Warner Security Corporation ("BW-Security"). The BW-Security Master Trust (the "Prior Master Trust") was originally established on April 5, 1988 while the Company was a wholly owned subsidiary of BW-Security with eligible employees of the Company participating in the Prior Master Trust through the Borg-Warner Automotive, Inc. Retirement Savings Plan ("the Plan").

   Effective April 1, 1994, the Prior Master Trust transferred to the Master Trust assets equal to participant balances in the Plan under the Prior Master Trust as of March 31, 1994 pursuant to the Benefits Agreement.

   The Plan is a defined contribution plan designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. The Company is the Plan sponsor. The Company has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan.

   A complete description of the Plan procedures and provisions is contained in the Plan document. Significant Plan features include:

   ELIGIBILITY - Employees of the Company, its divisions, subsidiaries, or affiliates may elect to participate in the Plan subject to the consent of the Committee if they have been employed for at least six consecutive months.

   PARTICIPANT'S ACCOUNT - A Retirement Savings Plan account is established for each participant in the Plan. The participant's account consists of the following:

   Company Retirement Account - The Company makes contributions to this account on behalf of each eligible participant based on the participant's compensation, years of vested service, and age. No employee contributions are made to this account.

   Employee Retirement Account - Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participant contributions to this account.

   Savings Account - Participants may voluntarily contribute one to ten percent of their compensation to this account. No Company contributions are made to this account.

   CONTRIBUTIONS TO THE PLAN - For the year ended December 31, 1995, the Company made contributions to the Company Retirement Account for all eligible employees as a percentage of compensation based on years of vested service as follows:

                                                              PERCENTAGE OF COMPENSATION
                                                         UNDER THE SOCIAL SECURITY WAGE BASE
                                                             FRANKFORT
             YEARS OF VESTED SERVICE                        AND BELLWOOD     ALL OTHER
Less than or equal to 10 years                               3.0%              4.0%
Greater than 10 but less than or equal to 20 years           4.0%              5.0%
Greater than 20 years                                        5.0%              6.0%




                                                                PERCENTAGE OF COMPENSATION
                                                            OVER  THE SOCIAL SECURITY WAGE BASE
                                                                 FRANKFORT
             YEARS OF VESTED SERVICE                            AND BELLWOOD   ALL OTHER
Less than or equal to 10 years                                     6.0%          8.0%
Greater than 10 but less than or equal to 20 years                 8.0%         10.0%
Greater than 20 years                                             10.0%         11.5%

   The Social Security Wage Base was $61,200 for the year ended December 31,
   1995.

   For a participant in the Plan who was (i) a participant in the Transmission and Engine Components, Bellwood Plant Employees' Pension Plan or in the Transmission and Engine Components Corporation, Frankfort Plant
   Employees' Pension Plan on March 31, 1989, (ii) age 50 or older as of December 31, 1989 or had 20 or more years of vested service as of December 31, 1989, and (iii) eligible to receive a contribution to the Company Retirement Account as of April 1, 1989, the Company makes additional contributions to the Company Retirement Account as follows:

   - One percent of compensation, if age 50 or older as of December 31, 1989, or had 20 or more years of vested service as of December 31, 1989.

   - Two percent of compensation, if age 50 or older as of December 31, 1989, and had 20 or more years of vested service as of December 31, 1989.

   For a participant in the Plan who was (i) a participant in the Borg-Warner Corporation Employees' Pension Plan (for Muncie Plant guards) on December 15, 1989, (ii) age 45 or older as of December 31, 1989, and (iii) eligible to receive a contribution to the Company Retirement Account as of January 1, 1990, the Company makes additional contributions to the Company Retirement Account as follows:

   - One percent of compensation, if age 45 or older, but less than 50, as of December 31, 1989.

   -   Two percent of compensation, if age 50 or over as of December 31, 1989.

   If an employee was (i) a participant in the Borg-Warner Retirement Plan as of May 31, 1988, (ii) age 45 or older as of December 31, 1988, and (iii) eligible to receive a contribution to the Company Retirement Account as of June 1, 1988, the Company makes additional contributions to the Company Retirement Account as follows:

          ATTAINED AGE AS OF                 ADDITIONAL COMPANY
          DECEMBER 31, 1988                RETIREMENT CONTRIBUTION

      45 but less than 50 years of age       1% of compensation
      50 and over                            2% of compensation

   MASTER TRUST - Participants may elect to invest their Company Retirement Account, Employee Retirement Account and Savings Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the pending account and loan fund which are not fund elections available to participants. The funds of the Master Trust are as follows:

      Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

      Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

      Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund's assets are invested in high-quality money market instruments and financial futures contracts.

      Putnam U.S. Government Bond Fund - Invests exclusively in
      securities backed by the full faith and credit of the United States Government, repurchase agreements, and forward committments with respect
      to such securities.   Effective December 29, 1995, the Master Trust
      discontinued this fund as an investment option and participants' investments in this fund were transfered to other participant-elected investment options. No balance existed in this fund at December 31, 1995.

      The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

      Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

      Putnam Income Fund- Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments. The fund became an eligible investment option in the Master Trust effective October 1, 1995.

      Loan Fund - Invests in plan participant loans. Participant borrowings increase the Fund balance and principal repayments decrease the Fund balance with proceeds reinvested in participant directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

      Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future Company contributions; (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

      Participant interests in each of the funds are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:


                                                         DECEMBER 31, 1995
                                                         NUMBER    NET ASSET
                                                           OF        VALUE
                                                         UNITS      PER UNIT
   Investment Contracts Fund                           89,595,912  $     1.00
   Putnam Voyager Fund                                  4,488,134       15.34
   Putnam S&P 500 Index Fund                            1,941,030       13.88
   The George Putnam Fund of Boston                     4,218,434       15.52
   Borg-Warner Automotive, Inc. Stock Fund                349,928       32.00
   Putnam Income Fund                                     354,192        7.23




                                                         DECEMBER 31, 1994
                                                         NUMBER    NET ASSET
                                                           OF        VALUE
                                                         UNITS      PER UNIT
   Investment Contracts Fund                           87,664,107  $     1.00
   Putnam Voyager Fund                                  3,832,112       11.56
   Putnam S&P 500 Index Fund                            1,783,700       10.12
   Putnam U.S. Government Bond Fund                       752,040       12.20
   The George Putnam Fund of Boston                     3,555,650       12.93
   Borg-Warner Automotive, Inc. Stock Fund                327,708       25.12

   Contributions to, and earnings of, each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

   VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100 percent upon completion of five years of vested service, or upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Company on that date.

   WITHDRAWALS - While participants are actively employed, no withdrawals may be made from either the Company Retirement Account or Employee Retirement Account. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of the participants' vested account balances as permitted by the Plan subject to ERISA regulations.

   LOANS - Participants may borrow up to 50% of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the trustee for similar loans on the origination date. No loans are permitted from the Company Retirement Account or the Employee Retirement Account.

   PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENTS - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contract Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.9% for the years ended December 31, 1995 and 1994. The Investment Contracts Fund is fully benefit responsive. Investments in all other funds are stated at market value as reported by the Trustee.

   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

   BENEFITS PAYABLE - In accordance with the AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, the Plan does not record benefits payable to participants who have withdrawn from the Plan. As of December 31, 1995, no benefits were due to participants withdrawn from the Plan.

   RECLASSIFICATIONS - Certain 1994 amounts have been reclassified to conform with the 1995 presentation.

3. TAX STATUS

   The Plan obtained a determination letter on April 6, 1995 in which the Internal Revenue Service determined that the Plan was in compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes it is being operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. FUND INFORMATION

   Fair value of Plan investments in the Master Trust as of December 31, 1995 and 1994, investment income from Master Trust, contributions from participants, contributions from Company, and participants' withdrawals are as follows:

                                                                       DECEMBER 31
                                                                1995                 1994
  Fair value of Plan investments in Master Trust (in thousands):
   Investment Contracts Fund                                        $89,596*              $87,664*
   Putnam Voyager Fund                                               68,848*               44,299*
   Putnam S&P 500 Index Fund                                         26,941*               18,051*
   Putnam U.S. Government Bond Fund                                                         9,175
   The George Putnam Fund of Boston                                  65,470*               45,975*
   Borg-Warner Automotive, Inc. Stock Fund                           11,198                 8,232
   Putnam Income Fund                                                 2,561
   Loan Fund                                                          2,434                 2,126
   Pending Account                                                      368                    23
                                                             --------------          ------------
  Total                                                            $267,416              $215,545
                                                             ==============          ============

* Represents 5% or more of plan assets.

Investment income from Master Trust, for the year ended December 31, 1995
(in thousands):
  Investment Contracts Fund                                                        $  5,949
  Putnam Voyager Fund                                                                18,631
  Putnam S&P 500 Index Fund                                                           6,828
  Putnam U.S. Government Bond Fund                                                    1,312
  The George Putnam Fund of Boston                                                   13,813
  Borg-Warner Automotive, Inc. Stock Fund                                             2,852
  Putnam Income Fund                                                                     77
  Loan Fund                                                                             169
                                                                                   --------
  Total                                                                            $ 49,631
                                                                                   ========



Contributions from participants, for the year-ended December 31, 1995
(in thousands):


  Investment Contracts Fund                                                          $1,526
  Putnam Voyager Fund                                                                 2,892
  Putnam S&P 500 Index Fund                                                           1,100
  Putnam U.S. Government Bond Fund                                                      381
  The George Putnam Fund of Boston                                                    2,451
  Borg-Warner Automotive, Inc. Stock Fund                                               714
  Putnam Income Fund                                                                     19
                                                                                    -------
  Total                                                                              $9,083
                                                                                    =======


   Contributions from the Company for the year ended December 31, 1995 (in thousands):

     Investment Contracts Fund                                                                   $ 1,564
     Putnam Voyager Fund                                                                           2,861
     Putnam S&P 500 Index Fund                                                                     1,095
     Putnam U.S. Government Bond Fund                                                                408
     The George Putnam Fund of Boston                                                              2,743
     Borg-Warner Automotive, Inc. Stock Fund                                                         788
     Putnam Income Fund                                                                               10
                                                                                                 -------
     Total                                                                                       $ 9,469
                                                                                                 =======


     Participants' withdrawals, for the year ended December 31, 1995 (in thousands):

     Investment Contracts Fund                                                                   $ 8,248
     Putnam Voyager Fund                                                                           2,846
     Putnam S&P 500 Index Fund                                                                     1,409
     Putnam U.S. Government Bond Fund                                                                784
     The George Putnam Fund of Boston                                                              3,446
     Borg-Warner Automotive, Inc. Stock Fund                                                         418
     Putnam Income Fund                                                                                1
     Loan Fund                                                                                        98
   Total                                                                                         -------
                                                                                                 $17,250
                                                                                                 =======


5. MASTER TRUST

   The plans participating in the Master Trust are the Borg-Warner Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Retirement Savings Plan, Dixon Plant ("DRSP"), the Borg-Warner Retirement Savings Plan, Blytheville Plant ("BRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant, Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan ("PRSP"), and the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP").

   Each plan's interest in the net assets of the Master Trust as of December 31, 1995 and 1994 is as follows:


                                                        PERCENT OF MASTER TRUST NET ASSETS
                                                                DECEMBER 31, 1995
               --------------------------------------------------------------------------------------------------------------------
  NAME         INVESTMENT    PUTNAM      PUTNAM     THE GEORGE       BORG-WARNER      PUTNAM
   OF          CONTRACTS     VOYAGER    S&P 500      PUTNAM FUND    AUTOMOTIVE, INC.   INCOME      LOAN   PENDING        TOTAL
  PLAN            FUND        FUND     INDEX FUND      OF BOSTON        STOCK FUND      FUND       FUND   ACCOUNT        PLAN
BWARSP          26.94%        20.70%       8.10%          19.68%          3.37%           0.77%    0.73%      0.11%         80.40%

IRSP             1.72          1.28        0.48            1.20           0.42            0.01     0.06       0.00           5.17

DRSP             0.50          0.42        0.08            0.37           0.13            0.00     0.01       0.00           1.51

BRSP             0.23          0.21        0.09            0.23           0.08            0.00     0.01       0.00           0.85

MRSP             0.09          0.31        0.13            0.32           0.07            0.00     0.04       0.00           0.96

MRIP             1.41          3.84        1.23            3.99           0.10            0.17     0.04       0.01          10.79

SHSP             0.02          0.02        0.01            0.03           0.02            0.00     0.00       0.00           0.10

CRSP             0.01          0.02        0.02            0.02           0.01            0.00     0.00       0.00           0.08

RRSP             0.01          0.03        0.01            0.02           0.03            0.00     0.00       0.00           0.10

PRSP             0.01          0.01        0.01            0.01           0.00            0.00     0.00       0.00           0.04
                -----         -----       -----           -----           ----            ----     ----       ----         ------
Total by
  fund          30.94%        26.84%      10.16%          25.87%          4.23%           0.95%    0.89%      0.12%        100.00%
                =====         =====       =====           =====           ====            ====     ====       ====         ======





                                                 PERCENT OF MASTER TRUST NET ASSETS
                                                          DECEMBER 31, 1994
             ----------------------------------------------------------------------------------------------------------------------
  NAME         INVESTMENT     PUTNAM       PUTNAM       PUTNAM U.S.     THE GEORGE      BORG-WARNER
   OF          CONTRACTS      VOYAGER     S&P 500       GOVERNMENT     PUTNAM FUND    AUTOMOTIVE, INC.    LOAN    PENDING   TOTAL
  PLAN            FUND         FUND      INDEX FUND      BOND FUND      OF BOSTON        STOCK FUND       FUND    ACCOUNT    PLAN
BWARSP              33.61%       16.99%      6.92%          3.52%           17.63%         3.16%          0.82%    0.01%    82.66%
IRSP                 1.97         1.01       0.38           0.18             0.92          0.35           0.06     0.01      4.88
DRSP                 0.54         0.30       0.06           0.03             0.28          0.11           0.01     0.00      1.33
BRSP                 0.25         0.13       0.08           0.04             0.17          0.07           0.00     0.00      0.74
MRSP                 0.08         0.16       0.09           0.09             0.11          0.08           0.02     0.00      0.63
MRIP                 1.43         2.64       0.91           2.44             2.34          0.00           0.00     0.00      9.76
                    -----        -----       ----           ----            -----          ----           ----     ----    ------
Total by
  fund              37.88%       21.23%      8.44%          6.30%           21.45%         3.77%          0.91%    0.02%   100.00%
                    =====        =====       ====           ====            =====          ====           ====     ====    ======

   The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1995 and 1994 and components of investment income for the Master Trust for the year ended December 31, 1995 are summarized in Note 6.

6. MASTER TRUST INFORMATION

   The following tables present the fair value of investments of the Master Trust as of December 31, 1995 and 1994 and the components of investment income for the Master Trust for the year ended December 31, 1995.

                                                                 DECEMBER 31
                                                              1995        1994
Fair value of investments (in thousands):
  Investment Contracts Fund                                $102,880      $98,800
  Putnam Voyager Fund                                        89,247       55,395
  Putnam S&P 500 Index Fund                                  33,768       21,994
  Putnam U.S. Government Bond Fund                                0       16,452
  The George Putnam Fund of Boston                           86,070       55,935
  Borg-Warner Automotive, Inc. Stock Fund                    14,053        9,804
  Putnam Income Fund                                          3,204
  Loan Fund                                                   2,971        2,364
  Pending Account                                               422           46
                                                           --------    ---------
  Total                                                    $332,615     $260,790
                                                           ========    =========





                                                                            YEAR ENDED DECEMBER 31, 1995
                                                           NET APPRECIATION
                                                            IN FAIR VALUE         DIVIDEND         INTEREST
                                                            OF INVESTMENTS         INCOME          INCOME
                                                            --------------        -------          --------
Investment Income (in thousands):
  Investment Contracts Fund                                                         $6,829
  Putnam Voyager Fund                                         $   19,172             4,634
  Putnam S&P 500 Index Fund                                        8,460                 1
  Putnam U.S. Government Bond Fund                                 1,236             1,191
  The George Putnam Fund of Boston                                11,609             5,659
  Borg-Warner Automotive, Inc. Stock Fund                          2,837               558
  Putnam Income Fund                                                  60                28
  Loan Fund                                                                              0            $186
  Pending Account                                                      0                12
                                                                 -------           -------            ----

  Total                                                          $43,374           $18,912            $186
                                                                 =======           =======            ====



                                    *****

BORG-WARNER AUTOMOTIVE, INC.
RETIREMENT SAVINGS PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- --------------------------------------------------------------------------------


                                                                                           COST
                    DESCRIPTION                                                        (ESTIMATED)    MARKET
INVESTMENT IN MASTER TRUST                                                            $   263,047  $  264,982

LOANS RECEIVABLE FROM PARTICIPANTS (Bearing interest                                        2,434       2,434
  from 6% to 11% maturing August 1995 through December 1999)                          -----------  ----------

TOTAL                                                                                 $   265,481  $  267,416
                                                                                      ===========  ==========

     BORG-WARNER AUTOMOTIVE, INC. RETIREMENT SAVINGS PLAN AS AMENDED AND
     RESTATED

Date: June 28, 1996 SIGNATURE       TITLE

        By:/s/ ROBIN J. ADAMS       Retirement Savings Plan Committee
Member
               Robin J. Adams

               WILLIAM C. CLINE     Retirement Savings Plan Committee

Member
               William C. Cline


               GERALDINE KINSELLA   Retirement Savings Plan Committee
Member
               Geraldine Kinsella

               REGIS J. TRENDA      Retirement Savings Plan Committee
Member
               Regis J. Trenda